Bank of America Corporation 101 South Tryon Street NC2-002-29-01 Charlotte NC 28255 October 30, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Christian Windsor

Re:	Bank of America Corporation
Registration Statement on Form S-4/A, Filed October 29, 2008
File No. 333-153771

Dear Mr. Windsor:

     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Bank of America Corporation (the “Registrant”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-4/A (File No. 333-153771) to 5:00pm EST on Thursday, October 30, 2008, or as soon as possible thereafter.

     In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Christian Windsor
October 30, 2008

     Please contact the undersigned at (704) 386-4238 with any questions you may have concerning this request. In addition, please contact the undersigned when this request for acceleration has been granted.

Very truly yours,

By: /s/ Teresa M. Brenner
Teresa M. Brenner
Associate General Counsel